UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE
MONTH PERIOD ENDED SEPTEMBER 30, 2015

Adecoagro S.A. (the “Company” or “Adecoagro”) is filing this report on Form 6-K for the purpose of providing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the nine month period ended September 30, 2015 (the “Consolidated Financial Statements”). This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed on December 6, 2013 (File No. 333-191325) (the “Registration Statement”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 12, 2015

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2015 and for the nine-month periods ended September 30, 2015 and 2014

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: September 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,317,259 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

 Condensed Consolidated Interim Statements of Financial Position

as of September 30, 2015 and December 31, 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2015	2014
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	578,210	776,905
Investment property	7	6,638	6,675
Intangible assets	8	19,499	23,778
Biological assets	9	231,732	286,044
Investments in joint ventures		105	2,752
Deferred income tax assets	19	66,387	45,597
Trade and other receivables	11	33,927	50,590
Other assets		1,233	587
Total Non-Current Assets		937,731	1,192,928
Current Assets
Biological assets	9	24,077	55,188
Inventories	12	141,095	104,919
Trade and other receivables	11	150,663	164,526
Derivative financial instruments	10	5,640	7,966
Cash and cash equivalents	13	224,349	113,795
Total Current Assets		545,824	446,394
TOTAL ASSETS		1,483,555	1,639,322
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	15	183,573	183,573
Share premium	15	937,395	933,044
Cumulative translation adjustment		(546,838)	(395,804)
Equity-settled compensation		15,488	16,735
Cash flow hedge		(141,923)	(43,064)
Reserve from the sale of non-controlling interests in subsidiaries		25,508	25,508
Treasury shares		(1,977)	(2,840)
Retained earnings		62,467	45,644
Equity attributable to equity holders of the parent		533,693	762,796
Non-controlling interest		7,615	7,589
TOTAL SHAREHOLDERS EQUITY		541,308	770,385
LIABILITIES
Non-Current Liabilities
Trade and other payables	17	1,792	2,391
Borrowings	18	562,585	491,324
Deferred income tax liabilities	19	27,612	39,635
Payroll and social security liabilities	20	1,457	1,278
Derivatives financial instruments	10	—	39
Provisions for other liabilities	21	2,002	2,013
Total Non-Current Liabilities		595,448	536,680
Current Liabilities
Trade and other payables	17	52,818	83,100
Current income tax liabilities		1,136	76
Payroll and social security liabilities	20	25,957	27,315
Borrowings	18	246,297	207,182
Derivative financial instruments	10	19,777	13,860
Provisions for other liabilities	21	814	724
Total Current Liabilities		346,799	332,257
TOTAL LIABILITIES		942,247	868,937
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,483,555	1,639,322

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

 for the nine-month periods ended September 30, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Note	2015	2014	2015	2014
		(unaudited)
Sales of manufactured products and services rendered	22	316,468	330,700	118,014	140,963
Cost of manufactured products sold and services rendered	23	(211,086)	(221,902)	(78,738)	(95,807)
Gross Profit from Manufacturing Activities		105,382	108,798	39,276	45,156
Sales of agricultural produce and biological assets	22	139,178	175,225	52,488	61,803
Cost of agricultural produce sold and direct agricultural selling expenses	23	(139,178)	(175,225)	(52,488)	(61,803)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	19,679	40,369	(14,269)	509
Changes in net realizable value of agricultural produce after harvest		9,914	1,210	6,016	2,914
Gross Profit/(Loss) from Agricultural Activities		29,593	41,579	(8,253)	3,423
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		134,975	150,377	31,023	48,579
General and administrative expenses	23	(36,345)	(39,239)	(12,860)	(15,605)
Selling expenses	23	(48,225)	(51,771)	(17,193)	(20,378)
Other operating income / (expense), net	25	31,267	15,051	15,660	17,435
Share of loss of joint ventures		(2,527)	(462)	(1,057)	(231)
Profit from Operations Before Financing and Taxation		79,145	73,956	15,573	29,800
Finance income	26	7,234	6,643	1,564	2,342
Finance costs	26	(64,316)	(59,644)	(19,712)	(20,464)
Financial results, net	26	(57,082)	(53,001)	(18,148)	(18,122)
Profit / (Loss) Before Income Tax		22,063	20,955	(2,575)	11,678
Income tax (expense)/ benefit	19	(4,521)	(5,661)	5,021	(432)
Profit for the Period		17,542	15,294	2,446	11,246
Attributable to:
Equity holders of the parent		16,687	15,424	2,415	11,355
Non-controlling interest		855	(130)	31	(109)

Income per share Attributable to the equity holders of the parent during the period:
Basic		0.138	0.128	0.020	0.094
Diluted		0.136	0.127	0.020	0.093

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-4

Adecoagro S.A.

 Condensed Consolidated Interim Statements of Comprehensive Income

for the nine-month periods ended September 30, 2015 and 2014

 (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30		Three-months ended September 30
	2015	2014	2015	2014
	(unaudited)
Profit for the Period	17,542	15,294	2,446	11,246
Other comprehensive income:
Exchange differences on translating foreign operations	(151,861)	(64,064)	(79,867)	(61,272)
Cash flow hedge	(98,861)	(18,522)	(69,401)	(21,915)
Other comprehensive loss for the period	(250,722)	(82,586)	(149,268)	(83,187)
Total comprehensive loss for the period	(233,180)	(67,292)	(146,822)	(71,941)

Attributable to:
Equity holders of the parent	(233,206)	(66,883)	(146,572)	(71,614)
Non-controlling interest	26	(409)	(250)	(327)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-5

Adecoagro S.A.

 Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2015 and 2014

 (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	—	43,018	854,304	45	854,349
Profit for the period	—	—	—	—	—	—	—	—	15,424	15,424	(130)	15,294
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(63,791)	—	—	—	—	—	—	(63,791)	(273)	(64,064)
Cash flow hedge (*)	—	—	—	—	(18,516)	—	—	—	—	(18,516)	(6)	(18,522)
Other comprehensive income for the period	—	—	(63,791)	—	(18,516)	—	—	—	—	(82,307)	(279)	(82,586)
Total comprehensive income for the period	—	—	(63,791)	—	(18,516)	—	—	—	15,424	(66,883)	(409)	(67,292)

Employee share options (Note 15):
- Value of employee services	—	—	—	308	—	—	—	—	—	308	—	308
- Exercised	—	844	—	(290)	—	—	184	—	—	738	—	738
- Forfeited	—	—	—	(108)	—	—	—	—	108	—	—	—
Restricted shares (Note 15):
- Value of employee services	—	—	—	2,620	—	—	—	—	—	2,620	—	2,620
- Vested	—	3,444	—	(4,053)	—	160	446	—	—	(3)	—	(3)
- Forfeited	—	—	—	—	—	1	(1)	—	—	—		—
Purchase of own shares (Note 15)	—	(10,424)	—	—	—	—	(2,534)	—	—	(12,958)	—	(12,958)
Sale of non-controlling interests in subsidiaries (Note 14)	—	—	15,825	—	—	—	—	25,508	—	41,333	8,010	49,343
Balance at September 30, 2014 (unaudited)	183,573	932,936	(359,773)	15,829	(34,298)	—	(2,866)	25,508	58,550	819,459	7,646	827,105

(*) Net of 1,557 of Income Tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-6

Adecoagro S.A.

 Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2015 and 2014 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Profit for the period	—	—	—	—	—	—	—	16,687	16,687	855	17,542
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(151,034)	—	—	—	—	—	(151,034)	(827)	(151,861)
Cash flow hedge (*)	—	—	—	—	(98,859)	—	—	—	(98,859)	(2)	(98,861)
Other comprehensive income for the period	—	—	(151,034)	—	(98,859)	—	—	—	(249,893)	(829)	(250,722)
Total comprehensive income for the period	—	—	(151,034)	—	(98,859)	—	—	16,687	(233,206)	26	(233,180)

Employee share options (Note 15):
- Value of employee services	—	—	—	—	—	—	—	—	—	—	—
- Exercised	—	1,504	—	(520)	—	275	—	—	1,259	—	1,259
- Forfeited	—	—	—	(136)	—	—	—	136	—	—	—
Restricted shares (Note 15):
- Value of employee services	—	—	—	3,160	—	—	—	—	3,160	—	3,160
- Vested	—	3,103	—	(3,751)	—	648	—	—	—	—	—
- Forfeited	—	—	—	—	—	—	—	—	—	—	—
Purchase of own shares (Note 15)	—	(256)	—	—	—	(60)	—	—	(316)	—	(316)
Balance at September 30, 2015 (unaudited)	183,573	937,395	(546,838)	15,488	(141,923)	(1,977)	25,508	62,467	533,693	7,615	541,308

(*) Net of 50,960 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

 for the nine-month periods ended September 30, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2015	September 30, 2014
		(unaudited)
Cash flows from operating activities:
Profit for the period		17,542	15,294
Adjustments for:
Income tax expense	19	4,521	5,661
Depreciation	23	50,985	66,680
Amortization	23	437	333
Gain from of disposal of other property items	25	(909)	(788)
Equity settled share-based compensation granted	24	3,160	2,928
Gain from derivative financial instruments and forwards	25, 26	(25,952)	(13,868)
Interest and other expense, net	26	32,534	37,863
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(5,211)	1,830
Changes in net realizable value of agricultural produce after harvest (unrealized)		(2,351)	5,258
Provision and allowances		(17)	65
Share of loss from joint venture		2,527	462
Foreign exchange gains, net	26	3,110	6,889
Cash flow hedge – transfer from equity	26	14,838	5,062
Subtotal		95,214	133,669
Changes in operating assets and liabilities:
Increase in trade and other receivables		(13,707)	(37,948)
Increase in inventories		(61,730)	(62,709)
Decrease in biological assets		21,834	27,739
Decrease in other assets		(810)	81
Decrease in derivative financial instruments		27,579	6,539
Decrease in trade and other payables		(19,428)	(15,743)
Increase in payroll and social security liabilities		6,797	9,548
Increase in provisions for other liabilities		389	555
Net cash generated in operating activities before interest and taxes paid		56,138	61,731
Income tax paid		(206)	(363)
Net cash generated from operating activities		55,932	61,368

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

 for the nine-month periods ended September 30, 2015 and 2014 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2015	September 30, 2014
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment		(77,440)	(155,829)
Purchases of intangible assets	8	(1,014)	(772)
Purchase of cattle and non-current biological assets planting cost		(37,931)	(82,220)
Interest received	26	6,820	5,735
Payment of seller financing arising on subsidiaries acquired		—	(684)
Investments in joint ventures		—	(1,360)
Proceeds from sale of property, plant and equipment		703	993
Proceeds from disposal of subsidiaries		—	1,318
Loans to joint venture		(7,915)	—
Net cash used in investing activities		(116,777)	(232,819)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		1,259	735
Proceeds from long-term borrowings		285,751	173,666
Payments of long-term borrowings		(78,104)	(81,341)
Net proceeds from the sale of minority interest in subsidiaries		—	49,897
Proceeds from short-term borrowings		156,059	106,309
Payment of short-term borrowings		(139,635)	(58,139)
Interest paid		(30,728)	(32,798)
Purchase of own shares		(295)	(12,992)
Net cash generated from financing activities		194,307	145,337
Net increase / (decrease) in cash and cash equivalents		133,462	(26,114)
Cash and cash equivalents at beginning of period		113,795	232,147
Effect of exchange rate changes on cash and cash equivalents		(22,908)	(9,241)
Cash and cash equivalents at end of period		224,349	196,792
The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-9

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 10, 2015.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP, Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP. In connection with the transactions completed on March 27, 2015, Ona Ltd, assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law. This operation had no accounting impact.

2.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2015 and for the nine-month periods ended September 30, 2015 and 2014 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2015, results of operations and cash flows for the nine-month periods ended September 30, 2015 and 2014. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2014.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards have a material impact on the information to be presented in the financial statements.

During the nine months period ended September 30, 2015, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-10

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and September, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from September to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2014 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2015. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-11

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2015. All amounts are shown in US dollars.

	September 30, 2015
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(2,921)	—	—	—	(2,921)
Brazilian Reais	—	(214,656)	—	—	(214,656)
US Dollar	(80,946)	(396,396)	46,596	82,923	(347,823)
Uruguayan Peso	—	—	(188)	—	(188)
Total	(83,867)	(611,052)	46,408	82,923	(565,588)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2015 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2015
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	—	—	—	—	—
Brazilian Reais	—	—	—	—	—
US Dollar	(8,095)	(39,640)	4,660	—	(43,075)
Uruguayan Peso	—	—	—	—	—
(Decrease) or increase in Profit Before Income Tax	(8,095)	(39,640)	4,660	—	(43,075)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Company expects that the cash flows will occur and affect profit or loss between 2015 and 2020.

For the period ended September 30, 2015, a total amount before income tax of US$ 164,657 was recognized in other comprehensive income and an amount of US$ 14,838 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-12

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2015 (all amounts are shown in US dollars):

	September 30, 2015
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	5,195	—	—	5,195
Brazilian Reais	—	140,692	—	140,692
US Dollar	76,776	29,906	—	106,682
Subtotal Fixed-rate borrowings	81,971	170,598	—	252,569
Variable rate:
Brazilian Reais	—	72,659	—	72,659
US Dollar	10,502	472,811	—	483,313
Subtotal Variable-rate borrowings	10,502	545,470	—	555,972
Total borrowings as per analysis	92,473	716,068	—	808,541
Finance leases	341	—	—	341
Total borrowings at September 30, 2015	92,814	716,068	—	808,882

At September 30, 2015, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would decrease as follows:

	September 30, 2015
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(727)	—	(727)
US Dollar	(105)	(4,728)		(4,833)
(Decrease) or increase in Profit Before Income Tax	(105)	(5,455)	—	(5,560)

•	Credit risk

As of September 30, 2015, 4 banks accounted for more than 84% of the total cash deposited (Rabobank, HSBC, Banco do Brasil and ING).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-13

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2015:

▪	Futures / Options

	September 30, 2015
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	Profit / (Loss) (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	134	20,836	449	572
Soybean	178	47,044	890	890
Wheat	6	16	(7)	(7)
Sugar	208,235	64,318	3,792	(131)
OTC:
Sugar	24,892	10,042	(809)	833
Options:
Buy Put
Corn	3	89	23	(66)
Soybean	14	192	199	8
Sugar	9,703	(671)	(473)	210
Sell call
Sugar	10,820	279	432	136
Total	253,985	142,145	4,496	2,445

(*) Included in line "Gain from commodity derivative financial instruments" Note 25.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪	Other derivative financial instruments

As of September 30, 2015, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2014.

During the period ended September 30, 2014, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 8.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2014 had maturity dates ranging between March 2014 and December 2014. The outstanding contracts as of September 30, 2014 resulted in the recognition of almost nil results. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the period ended on September 2015, the Group entered into several currency forward contracts with Uruguayan banks in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 8.2 million. The currency forward contracts maturity date ranging between September 2015 and December 2015. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.1 million in 2015. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-14

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2014 described in Note 4.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses, Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. When farmlands are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of forty CGUs as of September 30, 2015 and thirty-eight CGUs as of September 30, 2014.

As of September 30, 2015 and 2014, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2015 and 2014:

As of September 30, 2015, the Group identified 11 CGUs in Argentina and Uruguay (2014: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-15

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs (2014: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2015	September 30, 2014
La Carolina / Crops / Argentina	64	20
La Carolina / Cattle / Argentina	22	76
El Orden / Crops / Argentina	97	75
El Orden / Cattle / Argentina	8	43
La Guarida / Crops / Argentina	658	1,152
La Guarida / Cattle / Argentina	536	182
Los Guayacanes / Crops / Argentina	830	929
Doña Marina / Rice / Argentina	2,930	3,275
Huelen / Crops / Argentina	3,283	3,669
El Colorado / Crops / Argentina	1,446	1,616
El Colorado / Cattle / Argentina	211	236
Closing net book value of goodwill allocated to CGUs tested (Note 8)	10,085	11,273
Closing net book value of PPE items and other assets allocated to CGUs tested	54,272	55,014
Total assets allocated to CGUs tested	64,357	66,287

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2015 and 2014.

CGUs tested based on a value-in-use model at September 30, 2015 and 2014:

As of September 30, 2015, the Group identified 3 CGUs (2014: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-16

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2015	September 30, 2014
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 8 years for AVI
Yield average growth rates	0-1%	0-3%
Future pricing increases	1% per annum	3% per annum
Future cost increases	1% per annum	3% per annum
Discount rates	6.5%	7%
Perpetuity growth rate	2%	4,5%

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2015	September 30, 2014
AVI / Sugar, Ethanol and Energy	3,997	6,479
UMA / Sugar, Ethanol and Energy	1,499	2,430
UMA (f.k.a. Alfenas Café Ltda.) / Coffee	623	913
Closing net book value of goodwill allocated to CGUs tested (Note 8)	6,119	9,822
Closing net book value of PPE items and other assets allocated to CGUs tested	403,387	609,266
Total assets allocated to 3 CGUs tested	409,506	619,088

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2015 and 2014.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-17

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance, The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and other dairy products;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-18

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-19

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2015 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of manufactured products and services rendered	787	65,684	1,041	988	68,500	247,968	—	—	316,468
Cost of manufactured products sold and services rendered	(438)	(53,839)	(1,108)	(536)	(55,921)	(155,165)	—	—	(211,086)
Gross Profit / (loss) from Manufacturing Activities	349	11,845	(67)	452	12,579	92,803	—	—	105,382
Sales of agricultural produce and biological assets	114,487	342	24,349	—	139,178	—	—	—	139,178
Cost of agricultural produce sold and direct agricultural selling expenses	(114,487)	(342)	(24,349)	—	(139,178)	—	—	—	(139,178)
Initial recognition and changes in fair value of biological assets and agricultural produce	7,016	3,144	6,159	(24)	16,295	3,384	—	—	19,679
Changes in net realizable value of agricultural produce after harvest	9,914	—	—	—	9,914	—	—	—	9,914
Gross Profit / (loss) from Agricultural Activities	16,930	3,144	6,159	(24)	26,209	3,384	—	—	29,593
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	17,279	14,989	6,092	428	38,788	96,187	—	—	134,975
General and administrative expenses	(2,656)	(2,366)	(1,108)	(55)	(6,185)	(14,499)	—	(15,661)	(36,345)
Selling expenses	(4,283)	(9,489)	(514)	(25)	(14,311)	(33,368)	—	(546)	(48,225)
Other operating income / (loss), net	14,065	692	(563)	6	14,200	16,816	—	251	31,267
Share of loss of joint ventures	(2,527)	—	—	—	(2,527)	—	—	—	(2,527)
Profit / (loss) from Operations Before Financing and Taxation	21,878	3,826	3,907	354	29,965	65,136	—	(15,956)	79,145

Depreciation and amortization	(1,428)	(2,285)	(1,114)	(216)	(5,043)	(46,379)	—	—	(51,422)
Initial recognition and changes in fair value of biological assets (unrealized)	(2,045)	(362)	—	171	(2,236)	5,448	—	—	3,212
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,750	1,261	—	(173)	2,838	(839)	—	—	1,999
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	7,311	2,245	6,159	(22)	15,693	(1,225)	—	—	14,468
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,351	—	—	—	2,351	—	—	—	2,351
Changes in net realizable value of agricultural produce after harvest (realized)	7,563	—	—	—	7,563	—	—	—	7,563
Farmlands and farmland improvements, net	100,783	20,130	414	6,922	128,249	21,555	—	—	149,804
Machinery, equipment and other fixed assets, net	4,733	18,350	12,636	772	36,491	365,332	—	—	401,823
Work in progress	2,197	8,386	704	—	11,287	15,296	—	—	26,583
Investment property	—	—	—	6,638	6,638	—	—	—	6,638
Goodwill	6,378	2,930	—	1,400	10,708	5,496	—	—	16,204
Biological assets	12,450	11,242	8,665	1,602	33,959	221,850	—	—	255,809
Investment in joint ventures	105	—	—	—	105	—	—	—	105
Inventories	44,665	31,116	2,728	—	78,509	62,586	—	—	141,095
Total segment assets	171,311	92,154	25,147	17,334	305,946	692,115	—	—	998,061
Borrowings	53,170	33,595	7,466	1,297	95,528	713,354	—	—	808,882
Total segment liabilities	53,170	33,595	7,466	1,297	95,528	713,354	—	—	808,882

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-20

5.	Segment information (continued)

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

Segment analysis for the nine-month period ended September 30, 2014 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of manufactured products and services rendered	141	73,183	2,493	1,137	76,954	253,746	—	—	330,700
Cost of manufactured products sold and services rendered	—	(57,421)	(2,364)	(615)	(60,400)	(161,502)	—	—	(221,902)
Gross Profit from Manufacturing Activities	141	15,762	129	522	16,554	92,244	—	—	108,798
Sales of agricultural produce and biological assets	152,127	1,940	21,158	—	175,225	—	—	—	175,225
Cost of agricultural produce sold and direct agricultural selling expenses	(152,127)	(1,940)	(21,158)	—	(175,225)	—	—	—	(175,225)
Initial recognition and changes in fair value of biological assets and agricultural produce	43,857	12,012	6,931	(3)	62,797	(22,428)	—	—	40,369
Changes in net realizable value of agricultural produce after harvest	1,210	—	—	—	1,210	—	—	—	1,210
Gross Profit / (loss) from Agricultural Activities	45,067	12,012	6,931	(3)	64,007	(22,428)	—	—	41,579
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	45,208	27,774	7,060	519	80,561	69,816	—	—	150,377
General and administrative expenses	(3,266)	(2,370)	(1,166)	(136)	(6,938)	(16,771)	—	(15,530)	(39,239)
Selling expenses	(3,413)	(11,393)	(464)	(24)	(15,294)	(35,348)	—	(1,129)	(51,771)
Other operating (loss)/income, net	11,358	(14)	80	(13)	11,411	3,495	—	145	15,051
Share of loss of joint ventures	(462)	—	—	—	(462)	—	—	—	(462)
Profit / (loss) from Operations Before Financing and Taxation	49,425	13,997	5,510	346	69,278	21,192	—	(16,514)	73,956
Reserve from the sale of non-controlling interests in subsidiaries	—	—	—	—	—	—	25,508	—	25,508
Depreciation and amortization	(1,493)	(2,469)	(1,162)	(311)	(5,435)	(61,578)	—	—	(67,013)
Initial recognition and changes in fair value of biological assets (unrealized)	(1,588)	17	—	—	(1,571)	(11,343)	—	—	(12,914)
Initial recognition and changes in fair value of agricultural produce (unrealized)	11,484	3,918	—	—	15,402	(4,318)	—	—	11,084
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	33,961	8,077	6,931	(3)	48,966	(6,767)	—	—	42,199
Changes in net realizable value of agricultural produce after harvest (unrealized)	(5,258)	—	—	—	(5,258)	—	—	—	(5,258)
Changes in net realizable value of agricultural produce after harvest (realized)	6,468	—	—	—	6,468	—	—	—	6,468
As of December 31, 2014:
Farmlands and farmland improvements, net	116,628	22,066	396	8,619	147,708	32,113	—	—	179,821
Machinery, equipment and other fixed assets, net	5,478	20,339	14,599	1,169	41,585	435,323	—	—	476,908
Work in progress	1,693	3,859	652	—	6,203	113,973	—	—	120,176
Investment property	—	—	—	6,675	6,675	—	—	—	6,675
Goodwill	7,241	3,228	—	1,482	11,951	8,221	—	—	20,172
Biological assets	31,012	23,875	9,182	2,193	66,262	274,970	—	—	341,232
Investment in joint ventures	2,752	—	—	—	2,752	—	—	—	2,752
Inventories	37,056	11,077	2,619	—	50,752	54,167	—	—	104,919
Total segment assets	196,926	84,140	27,512	25,395	333,973	918,682	—	—	1,252,655
Borrowings	68,460	13,215	3,647	1,805	87,127	611,379	—	—	698,506
Total segment liabilities	68.460	13.215	3.647	1,805	87,127	611,379	—	—	698,506

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-21

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2015 and 2014 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Nine-month period ended September 30, 2014
Opening net book amount,	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(37,626)	(1,931)	(15,171)	(15,814)	(160)	(244)	(7,038)	(77,984)
Additions	—	—	16,586	60,661	1,444	241	83,049	161,981
Transfers	—	90	17,285	10,901	29	—	(28,305)	—
Disposals	—	—	(10)	(703)	(7)	(29)	—	(749)
Reclassification to non-income tax credits (*)	—	—	(251)	(969)	—	—	(1,452)	(2,672)
Reclassification from investment property	388	—	—	—	—	—	—	388
Depreciation (Note 23)	—	(1,212)	(16,382)	(47,207)	(676)	(252)	—	(65,729)
Closing net book amount	179,605	5,799	208,519	304,779	2,320	900	103,833	805,755
At September 30, 2014(unaudited)
Cost	179,605	13,905	292,931	552,723	6,680	4,313	103,833	1,153,990
Accumulated depreciation	—	(8,106)	(84,412)	(247,944)	(4,360)	(3,413)	—	(348,235)
Net book amount	179,605	5,799	208,519	304,779	2,320	900	103,833	805,755
Nine-month period ended September 30, 2015
Opening net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
Exchange differences	(28,887)	(527)	(68,416)	(107,603)	(1,124)	(178)	(17,709)	(224,444)
Additions	—	48	8,789	37,092	702	1,157	36,304	84,092
Reclassification to investment property	(580)	—	—	—	—	—	—	(580)
Transfers	—	894	40,742	65,844	391	—	(107,871)	—
Disposals	—	—	(209)	(655)	(17)	(40)	—	(921)
Reclassification to non-income tax credits (*)	—	—	(803)	(737)	—	—	(4,317)	(5,857)
Depreciation (Note 23)	—	(965)	(7,014)	(41,919)	(704)	(383)	—	(50,985)
Closing net book amount	144,953	4,851	167,860	229,608	2,619	1,736	26,583	578,210
At September 30, 2015 (unaudited)
Cost	144,953	14,270	265,097	535,341	8,012	5,622	26,583	999,878
Accumulated depreciation	—	(9,419)	(97,237)	(305,733)	(5,393)	(3,886)	—	(421,668)
Net book amount	144,953	4,851	167,860	229,608	2,619	1,736	26,583	578,210

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2015, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-22

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 46,981 and US$ 60,367 of depreciation are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2015 and 2014, respectively. An amount US$ 3,941 and US$ 4,420 of depreciation are included in “General and administrative expenses” for the nine-month periods ended September 30, 2015 and 2014, respectively, An amount of US$ 500 and US$ 942 of depreciation are included in “Selling expenses” for the nine-month periods ended September 30, 2015 and 2014, respectively.

As of September 30, 2015, borrowing costs of US$ 5,556 (September 30, 2014: US$ 3,923) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 557,944 as of September 30, 2015.

As of September 30, 2015 included within property, plant and equipment balances are US$ 485 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2015 and 2014 were as follows:

	September 30, 2015	September 30, 2014
	(unaudited)
Beginning of the period	6,675	10,147
Reclassification to property, plant and equipment	580	(388)
Exchange differences	(617)	(2,298)
End of the period	6,638	7,461

Cost	6,638	7,461
Accumulated depreciation	—	—
Net book amount	6,638	7,461

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2015	September 30, 2014
	(unaudited)
Rental income	988	1,134

As of September 30, 2015, the fair value of investment property was US$ 53 million (2014: US$ 57 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-23

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2015 and 2014 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Nine-month period ended September 30, 2014
Opening net book amount	24,869	1,129	1,343	—	27,341
Exchange differences	(3,774)	(26)	(163)	—	(3,963)
Additions	—	—	766	6	772
Amortization charge (i) (Note 23)	—	(108)	(223)	(2)	(333)
Closing net book amount	21,095	995	1,723	4	23,817
At September 30,2014 (unaudited)
Cost	21,095	2,500	2,855	135	26,585
Accumulated amortization	—	(1,505)	(1,132)	(131)	(2,768)
Net book amount	21,095	995	1,723	4	23,817

Nine-month period ended September 30, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(3,968)	(10)	(860)	(18)	(4,856)
Additions	—	—	973	41	1,014
Amortization charge (ii) (Note 23)	—	—	(429)	(8)	(437)
Closing net book amount	16,204	949	2,318	28	19,499
At September 30, 2015 (unaudited)
Cost	16,204	2,488	4,023	165	22,880
Accumulated amortization	—	(1,539)	(1,705)	(137)	(3,381)
Net book amount	16,204	949	2,318	28	19,499

(i) For the nine-month period ended September 30, 2014 an amount of US$ US$ 223 and US$ 110 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii) For the nine-month period ended September 30, 2015 an amount of US$ 429 and US$ 8 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2015 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-24

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2015 and 2014 were as follows:

	September 30, 2015	September 30, 2014
	(unaudited)
Beginning of the period	341,232	292,144
Increase due to purchases	4	526
Initial recognition and changes in fair value of biological assets	19,679	40,369
Decrease due to harvest	(241,528)	(296,719)
Decrease due to disposals	(2,728)	(1,868)
Decrease due to sales of agricultural produce	(21,621)	(19,290)
Costs incurred during the period	262,927	329,428
Exchange differences	(102,156)	(28,396)
End of the period	255,809	316,194

Biological assets as of September 30, 2015 and December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
	(unaudited)
Non-current
Cattle for dairy production	8,257	8,856
Other cattle	23	25
Sown land – coffee	1,602	2,193
Sown land – sugarcane	221,850	274,970
	231,732	286,044
Current
Other cattle	385	301
Sown land – crops	12,450	31,012
Sown land – rice	11,242	23,875
	24,077	55,188
Total biological assets	255,809	341,232

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-25

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of September 30, 2015, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market, In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2015 and their allocation to the fair value hierarchy:

	2015
	Level 1	Level 2	Level 3	Total

Assets
Derivative financial instruments	5,640	—	—	5,640
Total assets	5,640	—	—	5,640
Liabilities
Derivative financial instruments	(335)	(19,442)	—	(19,777)
Total liabilities	(335)	(19,442)	—	(19,777)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-26

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	-	-	1	5,124

Options	Quoted price	-	-	1	181

OTC	Quoted price	-	-	2	(809)

Foreign-currency interest-rate swaps	Theoretical price	-	-	2	(148)

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(18,485)

					(14,137)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-27

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	September 30, 2015	December 31, 2014
	(unaudited)
Non-current
Trade receivables	2,382	3,528
Trade receivables – net	2,382	3,528
Advances to suppliers	7,734	12,149
Income tax credits	7,846	6,759
Non-income tax credits (i)	12,877	18,609
Judicial deposits	2,011	2,545
Receivable from disposal of subsidiary	—	3,997
Other receivables	1,077	3,003
Non-current portion	33,927	50,590
Current
Trade receivables	65,408	65,059
Receivables from related parties (Note 28)	8,112	258
Less: Allowance for trade receivables	(688)	(527)
Trade receivables – net	72,832	64,790
Prepaid expenses	5,036	6,884
Advance to Suppliers	24,461	11,717
Income tax credits	5,083	6,492
Non-income tax credits (i)	33,513	42,685
Cash collateral	23	6,329
Receivable from disposal of subsidiary	2,863	4,451
Other receivables	6,852	21,178
Subtotal	77,831	99,736
Current portion	150,663	164,526
Total trade and other receivables, net	184,590	215,116

(i) Includes US$ 4,489 for the nine-month period ended September 30, 2015 reclassified from property, plant and equipment (for the year ended December 31, 2014: US$ 4,514).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-28

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2015	December 31, 2014
	(unaudited)
Currency
US Dollar	53,522	45,341
Argentine Peso	46,198	49,876
Uruguayan Peso	932	8,385
Brazilian Reais	83,938	111,514
	184,590	215,116

As of September 30, 2015 trade receivables of US$ 33,046 (December 31, 2014: US$ 4,224) were past due but not impaired. The ageing analysis of these receivables indicates that 7,978 and 1,269 are over 6 months in September 30, 2015 and December 31, 2014, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

12.	Inventories

	September 30, 2015	December 31, 2014
	(unaudited)
Raw materials	32,067	35,662
Finished goods	101,287	65,562
Stocks held by third parties	7,487	3,395
Others	254	300
	141,095	104,919

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 211,086 for the nine-month period ended September 30, 2015. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 92,921 for the nine-month period ended September 30, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-29

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Cash and cash equivalents

	September 30, 2015	December 31, 2014
	(unaudited)
Cash at bank and on hand	183,879	104,132
Short-term bank deposits	40,470	9,663
	224,349	113,795

14.	Disposals

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In September, 2014, the Group sold 49% of its interest in Global Anceo S.L.U. and Global Hisingen S.L.U. The main underlying assets of such corporations are Guayacanes and La Guarida farms.

Sale price amounted US$ 50.5 million and US$ 49.4 million was collected as of the transaction´s day, As the Company did not lose control of its subsidiaries, this operation is classified as an equity’s transaction, and the margin of the operation was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.6 million and also an increase in non-controlling interest of US$ 8.0 million.

15.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2014	122,382	1,122,645
Employee share options exercised (Note 16)	—	844
Restricted shares vested	—	3,444
Purchase of own shares	—	(10,424)
At September 30,2014	122,382	1,116,509

At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 16)	—	1,504
Restricted shares vested	—	3,103
Purchase of own shares	—	(256)
At September 30, 2015	122,382	1,120,968

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-30

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Shareholder´s Contributions

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares, The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U,S, Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 15, 2015 the Board of directors decided to extend the program for a 12 month period.

16.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

For the nine-month periods ended September 30, 2015 the Group incurred US$ nil million (2014: US$ 0.3 million), related to the options granted under the Option Schemes.

As of September 30, 2015 were exercised 183,007 options (2014: 122,828), and were forfeited 31,230 (2014: 26,946).

(b)	Restricted Share and Restricted Stock Unit Plan

As of September 30, 2015, the Group recognized compensation expense US$ 3.2 million related to the restricted shares granted under the Restricted Share Plan (2014: US$ 2,6 million).

For the nine-month period ended September 30, 2015, 624,670 Restricted Stock Units were granted, (2014: 479,816), 432,204 vested, (2014: 405,931), and 32,217 were forfeited (2014: 24,589).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-31

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Trade and other payables

	September 30, 2015	December 31, 2014
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	1,563	2,084
Other payables	229	307
	1,792	2,391
Current
Trade payables	46,932	70,269
Advances from customers	2,316	5,636
Amounts due to related parties (Note 28)	192	—
Taxes payable	2,105	4,217
Escrows arising on business combinations	—	316
Other payables	1,273	2,662
	52,818	83,100
Total trade and other payables	54,610	85,491

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-32

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings

	September 30, 2015	December 31, 2014
	(unaudited)
Non-current
Votoratim	—	434
ABC Brazil Loan	9,164	3,571
Bradesco Loan (*)	2,351	4,557
BNDES Loan Facility(*)	104,318	163,009
IDB Facility (*)	13,995	21,972
Ciudad de Buenos Aires Loan	11,429	11,389
Banco do Brazil Loan Facility (*)	40.385	68,653
Itaú BBA Facility (*)	17,050	30,654
ING/ABN/Bladex(*)	17,753	28,000
Rabobank, Syndicated Loan (*)	47,158	71,562
ING Bank N.V. Syndicated Loan (*)	49,815	66,006
ING/Rabobank/ABN/Crédit Agricole/HSBC/Caixa Geral/Galena(*)	123,369	—
ING/Rabobank/Bladex/Crédit Agricole/Votorantim/ABN(*)	108,059	—
Other bank borrowings	17,621	21,224
Obligations under finance leases	118	293
	562,585	491,324
Current
Bank overdrafts	1,737	7,789
BNDES Loan Facility (*)	20,909	27,430
IDB Facility (*)	16,407	15,827
Ciudad de Buenos Aires Loan	8,976	2,947
Galicia Loan	450	1,000
Banco do Brazil Loan Facility (*)	13,327	12,708
Rabobank Loan (*)	21,688	38,665
ITAU (*)	6,480	27,319
ABC Brazil Loan	43	10,134
Bradesco Loan (*)	4,017	4,086
Votoratim	1,055	2,421
ING/ABN/Bladex(*)	89	4
Rabobank, Syndicated Loan (*)	23,570	217
ING/HSBC/ICBC/BES/Bradesco/Hinduja/Bladex/BoC/Paschi(*)	34,515	32,606
ING/Rabobank/ABN/Crédit Agricole/HSBC/Caixa Geral/Galena(*)	34,534	—
Banco Macro	5,057	—
Other borrowings	28,030	—
Other bank borrowings	25,190	23,742
Obligations under finance leases	223	287
	246,297	207,182
Total borrowings	808,882	698,506

(*) The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-33

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings (continued)

New loan – ING Bank N.V. Syndicated Loan

In January and February 2015, Adecoagro Vale do Ivinhema entered into a US$ 160.0 million loan with syndicate of banks, led by ING Bank N.V. and Rabobank, due 2018. This syndicate loan bears an interest of LIBOR 3 months + 4.40% per annum and contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends.

New loan – ING Bank N.V. and Rabobank Curaçao N.V. Syndicated Loan

In August 2015, Adecoagro Vale do Ivinhema entered into a US$ 110.0 million loan with a syndicate of banks, led by ING Bank N.V. and Rabobank Curaçao N.V., due in 2019. This syndicate loan bears an interest of LIBOR 3 months + 4.65% per annum and contains certain customary financial covenants which require us to meet pre-defined financial ratios.

As of September 30, 2015, total bank borrowings include collateralized liabilities of US$ 744,769 (December 31, 2014: US$ 640,034). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2015	December 31, 2014
	(unaudited)
Fixed rate:
Less than 1 year	110,079	95,524
Between 1 and 2 years	32,406	45,518
Between 2 and 3 years	26,664	41,685
Between 3 and 4 years	23,449	25,809
Between 4 and 5 years	22,217	39,992
More than 5 years	37,754	87,219
	252,569	335,747
Variable rate:
Less than 1 year	135,995	111,371
Between 1 and 2 years	149,076	130,426
Between 2 and 3 years	138,150	80,199
Between 3 and 4 years	85,650	13,154
Between 4 and 5 years	34,231	7,346
More than 5 years	12,870	19,683
	555,972	362,179
	808,541	697,926

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-34

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30, 2015	December 31, 2014
	(unaudited)
Currency
US Dollar	590,115	320,638
Brazilian Reais	213,351	362,733
Argentine Peso	5,416	15,135
	808,882	698,506

19.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2015	September 30, 2014
	(unaudited)
Current income tax	(1,893)	(805)
Deferred income tax	(2,628)	(4,856)
Income tax expense	(4,521)	(5,661)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2014,

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of September 30, 2015, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	September 30, 2015	September 30, 2014
	(unaudited)
Beginning of period asset/(liability)	5,963	(9,255)
Exchange differences	(15,520)	10,258
Tax charge relating to cash flow hedge (i)	50,960	9,764
Income tax expense	(2,628)	(4,856)
End of period asset/(liability)	38,775	5,911

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 14,838 loss for the nine-month period ended September 30, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-35

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2015	September 30, 2014
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(7,161)	(6,184)
Non-deductible items	(349)	(335)
Tax losses where no deferred tax asset was recognized	(461)	(952)
Non-taxable income	3,429	2,322
Others expenses	21	(512)
Income tax expense	(4,521)	(5,661)

20.	Payroll and social security liabilities

	September 30, 2015	December 31, 2014
	(unaudited)
Non-current
Social security payable	1,457	1,278
	1,457	1,278
Current
Salaries payable	9,311	6,322
Social security payable	2,544	3,898
Provision for vacations	9,617	12,364
Provision for bonuses	4,485	4,731
	25,957	27,315
Total payroll and social security liabilities	27,414	28,593

21.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-36

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Sales

	September 30, 2015	September 30, 2014
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	100,332	101,713
Sugar (*)	109,205	111,710
Rice (*)	64,580	71,668
Energy	38,431	40,323
Powder milk	1,041	2,493
Operating leases	986	1,213
Services	1,196	1,562
Others	697	18
	316,468	330,700
Sales of agricultural produce and biological assets:
Soybean (*)	63,021	71,039
Cattle for dairy production	2,728	1,868
Corn (*)	28,528	63,141
Cotton	1,261	3,689
Milk	21,621	19,290
Wheat	9,831	6,226
Chia	175	—
Peanut	691	—
Sunflower	9,906	6,796
Barley	625	1,049
Sorghum	110	72
Seeds	385	823
Others	296	1232
	139,178	175,225
Total sales	455,646	505,925

(*) Includes sales of soybean, corn, rice, powder milk, sugar and energy produced by third parties for an amount of US$ 1,042; US$ 37; US$ 7,394; US$ 586, US$ 21,910 and US$ 2 respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 92.0 million as of September 30, 2015 (September 30, 2014: US$ 159.5 million) comprised primarily of 214,339 tons of sugar (US$ 57.2 million), 13,749 m³ of ethanol (US$ 5.4 million), 138,473 mhw of energy (U$S 8.8 million) and 40,023 tons of soybean (U$S 9.8 million), 46,443 tons of corn (US$ 6.0 million), 16,753 tons of wheat (US$ 2.1 million), 366 tons of cotton (US$ 0.4 million) and 5,870 tons of others crops (US$ 2.3 million) which expire between October 2015 and December 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-37

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30, 2015	September 30, 2014
	(unaudited)
Cost of agricultural produce and biological assets sold	117,270	154,322
Raw materials and consumables used in manufacturing activities	128,778	124,109
Services	7,809	10,269
Salaries and social security expenses (Note 24)	43,495	45,586
Depreciation and amortization	51,422	67,013
Taxes (*)	2,582	2,796
Maintenance and repairs	7,432	8,211
Lease expense and similar arrangements(**)	1,201	1,762
Freights	31,445	33,671
Export taxes / selling taxes	22,616	22,765
Fuel and lubricants	5,886	6,425
Others	14,898	11,208
Total expenses by nature	434,834	488,137

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the nine-month period ended September 30, 2015, an amount of US$ 211,086 is included as “cost of manufactured products sold and services rendered” (September 30, 2014: 221,902); an amount of US$ 139,178 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2014: 175,225); an amount of US$ 36,345 is included in “general and administrative expenses” (September 30, 2014: 39,239); and an amount of US$ 48,225 is included in “selling expenses” as described above (September 30, 2014: 51,771).

24.	Salaries and social security expenses

	September 30, 2015	September 30, 2014
	(unaudited)
Wages and salaries	30,600	32,500
Social security costs	9,735	10,158
Equity-settled share-based compensation	3,160	2,928
	43,495	45,586
Number of employees	8,326	8,239

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-38

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Other operating (loss)/income, net

	September 30, 2015	September 30, 2014
	(unaudited)
Gain/(Loss) from commodity derivative financial instruments	30,238	14,228
Gain / (Loss) from onerous contracts – forwards	2	(176)
Gain from disposal of other property items	909	788
Others	118	211
	31,267	15,051

26. Financial results, net

	September 30, 2015	September 30, 2014
	(unaudited)
Finance income:
- Interest income	6,820	5,735
- Gain from interest rate/foreign exchange rate derivative financial instruments, net	—	679
- Other income	414	229
Finance income	7,234	6,643

Finance costs:
- Interest expense	(36,961)	(42,314)
- Cash flow hedge – transfer from equity	(14,838)	(5,062)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(4,288)	(863)
- Foreign exchange losses, net	(3,110)	(6,889)
- Taxes	(2,312)	(3,003)
- Other expenses	(2,807)	(1,513)
Finance costs	(64,316)	(59,644)
Total financial results, net	(57,082)	(53,001)

27.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

In September 2013, Marfrig Argentina S.A. (“Marfrig ARG”), an Argentine company subsidiary of the Brazilian company Marfrig Alimentos S.A. (today Marfrig Global Foods S.A.) (“Marfrig Brazil”) unilaterally early terminated the Master Agreement, including the lease agreements entered into with the Group on December 2009 for a ten-year term. Therefore, on April 21, 2014 the Group filed a lawsuit against Marfrig ARG and Marfrig Brazil claiming the indemnification set forth in the Master Agreement and unpaid invoices for aggregate of approximately US$ 22.5 million. The lawsuit was filed with the Court of Arbitration of the Stock Exchange Chamber of the City of Buenos Aires.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-39

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income		Balance receivable (payable)
Related party	Relationship	Description of transaction	September 30, 2015	September 30, 2015	September 30, 2015	December 31, 2014
			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda./ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 11)	—	—	—	258
		Cost of manufactured products sold and services rendered (ii)	(195)	(2,357)	—	—
		Payables (Note 17)	—	—	(192)	—
CHS Agro	Joint venture	Services	42	31	—	—
		Sales of goods	2,245	1,290	—	—
		Interest income	137	18	—	—
		Receivables (Note 11)	—	—	8,112	—
Directors and senior management	Employment	Compensation selected employees	(5,670)	(5,553)	(15,639)	(16,876)

(i) Shareholder of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-40